Exhibit 99.1

News Release 2016-72

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Michele Loguidice

Director, Investor Relations and Corporate Communications

+1 703-559-7372

michele.loguidice@intelsat.com

Intelsat Announces Results to Date and Early Settlement Date for Exchange Offers for Certain Notes of Intelsat (Luxembourg) S.A.

Luxembourg, 21 December 2016

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced the results to-date for the two private offers to exchange (the “Exchange Offers”) certain outstanding notes issued by Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”) which were previously announced by its wholly-owned subsidiary, Intelsat Connect Finance S.A. (“ICF”), as well as the anticipated early settlement date for the Exchange Offers of December 22, 2016.

As previously announced by Intelsat S.A., ICF is making the following Exchange Offers, subject to the terms and conditions set forth in the confidential offering memorandum (the “Offering Memorandum”) relating to the Exchange Offers:

(1) an offer to exchange (the “2018 Lux Notes Exchange Offer”) 6.75% Senior Notes due 2018 issued by Intelsat Luxembourg (CUSIP No. 458204 AN4) (the “2018 Lux Notes”) held by Eligible Holders (as defined below) for (i) up to an aggregate principal amount of $77 million of its new 12.50% Senior Notes due 2022 (the “ICF Notes”) and (ii) up to $131 million aggregate in cash; and

(2) an offer to exchange (the “2021 Lux Notes Exchange Offer”) 7.75% Senior Notes due 2021 issued by Intelsat Luxembourg (CUSIP No. 458204 AP9) (the “2021 Lux Notes” and together with the 2018 Lux Notes, the “Lux Notes”) held by Eligible Holders for (i) up to an aggregate principal amount of $344 million of ICF Notes and (ii) up to $19 million aggregate in cash.

As of 11:59 p.m., New York City time, on December 20, 2016 (the “Early Delivery Time”), according to Global Bondholder Services Corporation, the exchange agent and information agent for the Exchange Offers (the “Information and Exchange Agent”), tenders from holders of approximately $168 million, or 35%, of the aggregate principal amount of outstanding 2018 Lux Notes (other than notes held in treasury by Intelsat Luxembourg and its affiliates), were validly received and not validly withdrawn in the 2018 Lux Notes Exchange Offer, and tenders from holders of approximately $878 million, or 44%, of the aggregate principal amount of outstanding 2021 Lux Notes, were validly received and not validly

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withdrawn in the 2021 Lux Notes Exchange Offer. ICF expects that all of the 2018 Lux Notes and a portion of the 2021 Lux Notes that were validly tendered and not validly withdrawn in the Exchange Offers prior to the Early Delivery Time will be purchased by ICF on December 22, 2016 (the “Early Settlement Date”). ICF expects that the conditions to the Exchange Offers will be satisfied or waived as of the Early Settlement Date.

The amounts of 2021 Lux Notes that are to be purchased on the Early Settlement Date will be the Maximum 2021 Exchange Amount (as defined below) and will be subject to the proration procedures described in the Exchange Offer Materials (as defined below). It is expected that the 2021 Lux Notes accepted for purchase will be subject to a proration factor of approximately 71%.

In addition, because the 2021 Lux Notes Exchange Offer was fully subscribed as of the Early Delivery Time, holders who validly tender 2021 Lux Notes after such time and at or before the Expiration Time (as defined below) will not have any of their 2021 Lux Notes accepted for purchase in the 2021 Lux Notes Exchange Offer, unless ICF increases the Maximum 2021 Exchange Amount. ICF reserves the right, but is under no obligation, to increase the Maximum 2018 Exchange Amount and Maximum 2021 Exchange Amount at any time, subject to compliance with applicable law.

2021 Lux Notes tendered in the 2021 Lux Notes Exchange Offer that have not been accepted for purchase due to proration will be returned promptly to the tendering holders.

Pursuant to their terms, the Exchange Offers will remain open until 11:59 p.m., New York City time, on January 5, 2017, unless extended or earlier terminated by ICF (such time, the “Expiration Time”) and, to the extent any Lux Notes are accepted for exchange following the Early Delivery Time, the Exchange Offers will be finally settled following the Expiration Time (the “Final Settlement Date”), which is currently expected to be January 10, 2017.

The withdrawal deadline has passed, and holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, may no longer withdraw 2018 Lux Notes or 2021 Lux Notes, as applicable, tendered in the Exchange Offers.

For each $1,000 principal amount of 2018 Lux Notes and 2021 Lux Notes, as applicable, which were validly tendered at or before the Early Delivery Time and not validly withdrawn and which are accepted for exchange, Eligible Holders of 2018 Lux Notes and 2021 Lux Notes, as applicable, will receive the applicable Total Offer Consideration set out in the table below, which includes the applicable early tender premium, on the Early Settlement Date.

For each $1,000 principal amount of 2018 Lux Notes and 2021 Lux Notes, as applicable, validly tendered and not validly withdrawn after the Early Delivery Time and at or prior to the Expiration Time, Eligible Holders of 2018 Lux Notes and 2021 Lux Notes, as applicable, will be eligible to receive only the applicable Exchange Offer Consideration set out in the table below.

				For each $1,000 Principal Amount of 2018 Lux Notes or 2021 Notes Validly Tendered and Not Validly Withdrawn(1)
				Total Offer Consideration if at or Prior to the Early Delivery Time		Exchange Offer Consideration if After the Early Delivery Time(2)
Security	CUSIP	Outstanding Principal Amount		Cash	Principal Amount of ICF Notes	Cash	Principal Amount of ICF Notes
2018 Lux Notes	458204 AN4	$475,000,000	(3)	$600	$350	$575	$350
2021 Lux Notes	458204 AP9	$2,000,000,000		$30	$550	$5	$550

(1)	Eligible Holders whose Lux Notes are accepted in the Exchange Offers will also receive a cash payment equal to the accrued and unpaid interest in respect of such Lux Notes from December 1, 2016, which is the most recent interest payment date, to, but excluding, the Early Settlement Date or Final Settlement Date, as applicable.
(2)	Aggregate cash payments to Eligible Holders who tender their Lux Notes after the Early Delivery Time and who in exchange receive ICF Notes on the Final Settlement Date, will be reduced by the amount of interest accrued on the ICF Notes received by them from the Early Settlement Date to, but excluding, the Final Settlement Date.
(3)	Excludes $25 million principal amount of 2018 Lux Notes held by Intelsat Luxembourg and its affiliates in treasury.

The maximum principal amount of 2018 Lux Notes that will be accepted for exchange in the 2018 Lux Notes Exchange Offer will be $217 million (the “Maximum 2018 Exchange Amount”). The maximum principal amount of 2021 Lux Notes that will be accepted for exchange in the 2021 Lux Notes Exchange Offer will be $624 million (the “Maximum 2021 Exchange Amount”).

Subject to applicable law and the terms set forth in the Offering Memorandum, ICF reserves the right to waive any and all conditions to the Exchange Offers, in whole or in part, and may do so, subject to applicable law, without reinstating withdrawal rights. In addition, ICF expressly reserves the right to extend or terminate the Exchange Offers and to otherwise amend or modify the Exchange Offers in any respect. Each of the Exchange Offers is independent of and not conditioned on the other, and ICF may waive conditions to, extend, terminate or otherwise amend, modify or make determinations under (including, without limitation, electing an Early Settlement Date), one Exchange Offer without taking the same action with respect to the other.

The ICF Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable securities laws and, unless so registered, the ICF Notes may not be offered, sold, pledged or otherwise transferred in the United States or to or for the account or benefit of any U.S. person, except pursuant to an exemption from the registration requirements of the Securities Act. ICF does not intend to register the ICF Notes under the Securities Act or the securities laws of any other jurisdiction. The ICF Notes are not transferable except in accordance with the restrictions described more fully in the Offering Memorandum.

The Exchange Offers are being made, and the ICF Notes to be issued pursuant to the Exchange Offers are being offered and issued, only (a) in the United States to holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), (b) in the United States to holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, not resident in Arkansas who are institutional “accredited investors” (within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act) and (c) outside the United States to holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, who are persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, who have certified to ICF that they are eligible to participate in the Exchange Offers pursuant to at least one of the foregoing conditions are referred to as “Eligible Holders.” Only Eligible Holders are authorized to receive or review the Offering Memorandum or participate in the Exchange Offers.

The Exchange Offers are being conducted pursuant to the Offering Memorandum, this press release and Intelsat S.A.’s or ICF’s other press releases related to the Exchange Offers (collectively, the “Exchange Offer Materials”).

Questions regarding the Exchange Offers may be directed to ICF at the following email address: Attn: Investor Relations, Email: investor.relations@intelsat.com.

The complete terms and conditions of the Exchange Offers, as well as the terms of the ICF Notes, are set forth in the Offering Memorandum. The Offering Memorandum will only be made available to holders who complete an eligibility letter confirming their status as Eligible Holders. Holders of 2018 Lux Notes or 2021 Lux Notes who wish to receive a copy of the eligibility letter for the Exchange Offers may contact Global Bondholder Services Corporation at 65 Broadway – Suite 404, New York, New York 10006, Attn: Corporate Actions, (212) 430-3774 (for banks and brokers) or (866) 470-4200 (for all others). Holders may also obtain and complete an electronic copy of the eligibility letter on the following website maintained by Global Bondholder Services: http://gbsc-usa.com/eligibility/intelsat.

ICF is making the Exchange Offers only by, and pursuant to, the terms of the Exchange Offer Materials. None of ICF, the Information and Exchange Agent, nor their respective affiliates makes any recommendation as to whether Eligible Holders should tender or refrain from tendering their 2018 Lux Notes or 2021 Lux Notes, as applicable. Eligible Holders must make their own decision as to whether or not to tender their 2018 Lux Notes or 2021 Lux Notes, as applicable, as well as with respect to the principal amount of the 2018 Lux Notes or 2021 Lux Notes, as applicable, to tender. The Exchange Offers are not being made to any holders of 2018 Lux Notes or 2021 Lux Notes, as applicable, in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release does not constitute an offer to purchase securities or a solicitation of an offer to sell any securities or an offer to sell or the solicitation of an offer to purchase any new securities, nor does it constitute an offer or solicitation in any jurisdiction in which such offer or solicitation is unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, powered by its leading satellite backbone, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the Exchange Offers, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, market conditions and the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2015, quarterly report on Form 6-K for the quarters ended June 30, 2016 and September 30, 2016, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the Exchange Offers.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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